UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

BESTNET COMMUNICATIONS CORP

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

08659K107

(CUSIP Number)

Anthony Silverman

7305 E. Del Acero Drive

Scottsdale, AZ 85258

(480) 657-7083

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anthony Silverman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Anthony Silverman Number of Shares Beneficially Owned by Reporting Person With		7.	Sole Voting Power 3,805,582

		8.	Shared Voting Power None

		9.	Sole Dispositive Power 3,805,582

		10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,805,582 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%
*Based on a total of 29,532,415 shares of Common Stock issued as stated in the Issuer’s Annual Report dated December 12, 2003
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 848907 10 1
Item 1.	Security and Issuer

This statement relates to the Common Stock, $.001 par value, (the “Common Stock”), of Best Net Communications Corp, a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is located at 5075 East Cascade Road, SE, Suite K, Grand Rapids, Michigan 49546.

Item 2.	Identity and Background

Anthony Silverman resides at 7305 E. Del Acero Drive, Scottsdale, AZ 85258. He is a private investor and financial consultant. He is a citizen of the United States. He has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). He has not been, during the past five years, nor is he now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration

As previously reported, during the first two quarters of 2003, Mr. Silverman purchased an aggregate 1,182,041 shares of the Common Stock of the Issuer in private placements of securities by the Issuer and in the open market, all with his own funds.  This Amendment is being filed to reflect Mr. Silverman’s ability to acquire 1,182,291 shares of the Common Stock of the Issuer as a result of warrants and preferred stock acquired by him in the Issuer’s 2003 private placements.  On December 1, 2003, the Issuer authorized an additional 50,000,000 shares of Common Stock allowing Mr. Silverman to legally and lawfully exercise warrants to purchase 394,097 shares of Common Stock of the Issuer and convert 394,097 shares of Series A Preferred Stock into 788,194 shares of Common Stock of the Issuer.

Item 4.	Purpose of Transaction

As noted above, the Issuer recently authorized additional shares of Common Stock which allowed Mr. Silverman, as well as other holders of certain warrants and the Issuer’s Series A Preferred Stock, to exercise and convert those securities into shares of Common Stock of the Issuer.  This Amendment is being filed to reflect Mr. Silverman’s ability to acquire additional shares of the Common Stock of the Issuer, now that the Issuer has authorized enough additional shares of Common Stock to lawfully allow for exercise and conversions of certain derivative securities.

Except as described below, the reporting person has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

Mr. Silverman is considering the acquisition of certain outstanding promissory notes of the Issuer that are convertible into shares of Common Stock, but no there are no existing agreements with respect thereto.

Item 5.	Interest in Securities of the Issuer
(a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person is as follows:

Beneficial Owner	Aggregate Number of Shares Owned	Percentage of Class*

Anthony Silverman	3,805,582	12.2%

* Based on 29,532,415 shares of Common Stock issued and outstanding as stated in the Issuer’s Annual Report dated December 12, 2003.

(b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth on the cover pages.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person except for the acquisition of beneficial ownership of the securities being reported on this Schedule 13D, as follows:

(i) On or about December 15, 2003, Mr. Silverman sold 264, 550 shares of Common Stock in an open market transaction for $.25 a share.
(ii) On or about December 24, 2003, Mr. Silverman sold 28,750 shares of Common Stock in the open market at a price per share of $.24.
(iii) On or about December 29, 2003, Mr. Silverman sold 30,000 units of the Issuer’s securities in a private transaction at a per unit price of $.30.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
Not applicable.

CUSIP No. 08659K107

Signature

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2003
(Date)

By:	/s/ Anthony Silverman
Anthony Silverman

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).